

EXHIBIT 99.1

S&W SEED COMPANY PROVIDES STEVIA UPDATE

FIVE POINTS, Calif — (PR NEWSWIRE) — October 28, 2010 — S&W Seed Company (NasdaqCM: SANW) today provided a status report related to its progress in developing stevia leaf production in California on a commercial scale in support of U.S. demand for stevia leaf, the source of an all-natural, non-caloric sweetener used by major food and beverage manufacturers worldwide. S&W also announced that it has retained renowned stevia pioneer Clinton C. Shock, PhD to direct the Company's stevia plant breeding program, targeted at developing superior varieties of stevia.

Commercial Planting Expected in Early 2011

Since 2009, S&W has been researching stevia varieties from the standpoint of vigor, potential yield, leaf quality and taste characteristics for commercial planting and cultivation in California's Central Valley. Based on its current progress, the Company expects to have stevia plants in initial commercial production, in the field, in early 2011 with the first of up to three cuttings occurring during the first half of the calendar year.

In October of 2010, S&W hired Koren Sihota as its lead agronomist with responsibility for stevia cultivation on a commercial basis. Previously, he had been the agronomist responsible for overseeing the Company's ongoing stevia trials conducted on a contract basis with one of S&W's growers who then employed Sihota. To gain expertise in stevia leaf production, he has traveled to Asia, Europe and South America to study irrigation, cultivar selection and nutrient analysis specific to stevia farming; and to determine the range of climate and soil conditions that are best suited for cultivating stevia varieties in California. Educated as an agronomist at Fresno State University, Sihota has over a decade of commercial farming experience in the Central Valley, supervising a broad range of cultivation and production activities.

The Company initially hoped to plant commercial quantities of stevia in late 2010, but has delayed doing so by approximately one fiscal quarter due to disappointing germination results on improperly stored seed received from China. The problem was traced to heat damage caused by unrefrigerated storage at the Company's supplier. The supplier has agreed to replace the damaged seed with fresh, newly harvested seed in early 2011. S&W is also working with alternative suppliers of seed or stevia plants.

Breeding Program Supervised by Dr. Clinton Shock

Central to S&W's stevia program is noted plant physiologist Dr. Clinton C. Shock, who has been consulting with S&W since 2009 on developing and refining the Company's stevia research and breeding program. Dr. Shock is widely recognized as one of the world's leading experts on stevia plants and was an early advocate of stevia's farming potential in California. Dr. Shock is a Professor at Oregon State University. Among his duties at Oregon State, he is the supervising faculty member for the University's Crop Research Center. As a research assistant in the Department of Agronomy and Range Science at the University of California at Davis more than 40 years ago, he led an experimental project to grow stevia in the U.S. from seeds and live plants collected in Northeastern Paraguay. He has since published hundreds of academic papers and industry articles related to crop improvement and he is routinely sourced as an expert by the national media. Dr. Shock has completed research projects for Nyssa-Nampa Beet Growers Association, Amalgamated Sugar Co., Irrometer Co., McCain Foods and the USDA Forest Service, among many others. Over many decades, he has collected scores of stevia plant samples from indigenous sources and has made this unique plant material library available for use in S&W's stevia breeding program.

About S&W Seed Company

Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a global leader in warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California. In fiscal 2010, the Company launched a business expansion initiative centered on mass producing stevia leaf in the U.S. in response to growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and other risks identified in the Company's prospectus, dated May 3, 2010, and other filings made by the Company with the Securities and Exchange Commission.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Elite Financial Communications Group, LLC
Dodi B. Handy, President and CEO (Twitter: dodihandy)
FOR MEDIA: Kathy Addison, COO (Twitter: kathyaddison)
(407) 585-1080 or via email at SANW@efcg.net